UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Perini Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713839108

(CUSIP Number)

Joseph Linehan

Vice President, Asset Management

1625 Eye Street, N.W.

Washington, D.C. 20006

(202) 682-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 713839108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Union Labor Life Insurance Company IRS Identification No. 13-1423090

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 224,488

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 224,488

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IC, CO

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) on December 16, 1996 and amended on April 12, 2000, relating to the Common Stock, par value $1.00 (“Common Stock”), of Perini Corporation, a Massachusetts corporation (the “Company”). The principal executive offices of the Company are located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

Item 2. Identity and Background

This statement is filed by The Union Labor Life Insurance Company (referred to herein as the “Reporting Person”), a wholly-owned subsidiary of ULLICO Inc. Reporting Person is an insurance company incorporated in the State of Maryland, which is holding securities on behalf of its Separate Account P (“Separate Account P”), a commingled fund available for investment by qualified pension plans. Both Reporting Person and ULLICO Inc. have their principal place of business and principal office at 1625 Eye Street, N.W., Washington, D.C., 20006. Reporting Person is engaged in the principal business of insurance and financial services, and Separate Account P is engaged in the principal business of investment services.

The names of the executive officers and directors of Reporting Person and ULLICO Inc., their citizenship and principal occupations are as set forth in Exhibit A attached hereto. All of the persons identified in Exhibit A attached hereto, which is incorporated herein by reference in its entirety, have their business address as indicated in Exhibit A attached hereto.

To the best knowledge of Reporting Person, none of the persons identified in Exhibit A has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction

On April 16, 2004, the Reporting Person, acting on behalf of its Separate Account P, sold 1,496,587 shares of the Common Stock of the Company at a price of $15.00 per share, in a public offering pursuant to the Company’s registration statement on Form S-1, Registration No. 333-111338 (the “Offering”). The Reporting Person also granted to the underwriters of the Offering an option to sell an additional 224,488 shares of Common Stock, at a price per share of $15.00, to cover over-allotments by the underwriters, which option has not been exercised.

In connection with the Offering, the Reporting Person entered into an agreement dated as of November 11, 2003 (the “Lock-Up Letter”) with Credit Suisse First Boston LLC (acting on behalf of itself and the several underwriters of the Offering), pursuant to which, among other things, the Reporting Person agreed that for a period ending 90 days after the date of the final prospectus relating to the Offering, the Reporting Person will not, without the prior written consent of Credit Suisse First Boston LLC: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, whether any such aforementioned transaction is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, or (iii) publicly discuss the intention to make such offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge or other arrangement. A copy of the Lock-Up Letter is attached as Exhibit B hereto and incorporated in its entirety by reference. The descriptions of the Lock-Up Letter set forth herein are qualified in their entirety by reference to the Lock-Up Letter.

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Item 5. Interest in Securities of the Issuer

According to information provided by the Company, there were 23,043,335 shares of Common Stock outstanding as of February 23, 2004. Based on such information and giving effect to the sale pursuant to the Offering, the Reporting Person reports direct holdings and sole dispositive and voting power over 224,488 shares of Common Stock, amounting to less than 1% of the outstanding shares of Common Stock. The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on April 16, 2004. Other than as described in this Amendment No. 2, Reporting Person and ULLICO have not engaged in any transactions in the Common Stock of the Company within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in response to Item 4 to this Amendment No. 2, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A: List of Directors and Executive Officers of Reporting Person and ULLICO.

Exhibit B: Letter Agreement dated as of November 11, 2003, by and between the Reporting Person and Credit Suisse First Boston LLC, on behalf of itself and the several underwriters.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2004
Date

/S/ JOSEPH LINEHAN
Signature

Joseph Linehan, Vice President Asset Management
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT A

The Union Labor Life Insurance Company

Name	Address and Phone Number	Union Labor Life Title	Citizenship
Dana Allen Brigham	General President International Union of Elevator Constructors 7154 Columbia Gateway Center Drive Columbia, MD 21046 410/953-6150	Director	United States

Earl James Kruse	President Emeritus United Union of Roofers 1660 L Street, NW Washington, DC 20036 202/463-7663	Director	United States

Edward C. Sullivan	President Building Construction Trades, AFL-CIO 815 16th Street, NW, Suite 600 Washington, DC 20006 202/347-1461	Director Secretary-Treasurer	United States

Edward J. McElroy	Secretary/Treasurer American Federation of Teachers 555 New Jersey Avenue, NW Washington, DC 20001 202/879-4415	Director	United States

George Tedeschi	President Graphics International Union 1900 L Street, NW Washington, DC 20036 202/462-1400 x504	Director	United States

The Union Labor Life Insurance Company

Name	Address and Phone Number	Union Labor Life Title	Citizenship
James A. Grogan	General President International Association of Heat & Frost Insulators & Asbestos Workers 9602 Martin Luther King Highway Lanham, MD 20706 301/731-9101	Director	United States

James David Heczko	President Opus International Advisors LLC 2321 Rosecrans Avenue, Suite 3230 El Segundo, CA 90245 310/643-0080	Director	United States

Jeremiah Joseph O’Connor	Secretary/Treasurer International Brotherhood of Electrical Workers 1125 15th Street, NW Washington, DC 20005 202/728-6021	Director	United States

John Joseph Flynn	President International Union of Bricklayers & Allied Craftworkers 1776 Eye Street, NW Washington, DC 20006 202/383-3190	Director	United States

Joseph John Hunt	General President Iron Workers International Association 1750 New York Avenue, NW Washington, DC 20006 202/383-4810	Director	United States

The Union Labor Life Insurance Company

Name	Address and Phone Number	Union Labor Life Title	Citizenship
Joseph T. Hansen	President United Food and Commercial Workers 1775 K Street, NW Washington, DC 20006 202/466-1555	Director	United States

Martin John Maddaloni	President United Association of Journeymen and Apprentices of the Plumbing & Pipefitting Industry of the US and Canada 901 Massachusetts Avenue, NW Washington, DC 20001 202/628-5823	Director	United States

Michael James Sullivan	President Sheet Metal Workers International Association 1750 New York Avenue, NW Washington, DC 20006 202/783-5880	Director	United States

Morton Bahr	President Communication Workers of America 501 Third Street, NW Washington, DC 20001 202/434-1110	Director	United States

Richard Louis Trumka	Secretary/Treasurer AFL-CIO 815 16th Street, NW Washington, DC 20006 202/637-5300	Director	United States

The Union Labor Life Insurance Company

Name	Address and Phone Number	Union Labor Life Title	Citizenship
Richard Ravitch	President Ravitch, Rice & Company, LLC 610 Fifth Avenue Suite 420 New York, NY 10020 212/218-7880	Director	United States

Terence Michael O’Sullivan	1625 Eye Street, NW Washington, DC 20006	Director Chairman & CEO	United States

Vincent Raymond Sombrotto	Retired 24 Sound View Drive Port Washington, NY 11050 516/883-5374	Director	United States

Edward Grebow	1625 Eye Street, NW Washington, DC 20006	President	United States

James McKee Paul	1625 Eye Street, NW Washington, DC 20006	Senior Vice President, Human Resources	United States

Mark Ernest Singleton	1625 Eye Street, NW Washington, DC 20006	SVP and Chief Financial Officer	United States

Theodore Thomas Green	1625 Eye Street, NW Washington, DC 20006	SVP & General Counsel Assistant Secretary	United States

ULLICO Inc.

Name	Address and Phone Number	ULLICO Title	Citizenship
Dana Allen Brigham	General President International Union of Elevator Constructors 7154 Columbia Gateway Center Drive Columbia, MD 21046 410/953-6150	Director	United States

Earl James Kruse	President Emeritus United Union of Roofers 1660 L Street, NW Washington, DC 20036 202/463-7663	Director	United States

Edward J. McElroy	Secretary/Treasurer American Federation of Teachers 555 New Jersey Avenue, NW Washington, DC 20001 202/879-4415	Director	United States

Edward C. Sullivan	President Building Construction Trades, AFL-CIO 815 16th Street, NW, Suite 600 Washington, DC 20006 202/347-1461	Secretary/Treasurer Director	United States

George Tedeschi	President Graphics International Union 1900 L Street, NW Washington, DC 20036 202/462-1400 x504	Director	United States

ULLICO Inc.

Name	Address and Phone Number	ULLICO Title	Citizenship
James A. Grogan	General President International Association of Heat & Frost Insulators & Asbestos Workers 9602 Martin Luther King Highway Lanham, MD 20706 301/731-9101	Director	United States

James David Heczko	President Opus International Advisors LLC 2321 Rosecrans Avenue, Suite 3230 El Segundo, CA 90245 310/643-0080	Director	United States

Jeremiah Joseph O’Connor	Secretary/Treasurer International Brotherhood of Electrical Workers 1125 15th Street, NW Washington, DC 20005 202/728-6021	Director	United States

John Joseph Flynn	President International Union of Bricklayers & Allied Craftworkers 1776 Eye Street, NW Washington, DC 20006 202/383-3190	Director	United States

Joseph John Hunt	General President Iron Workers International Association 1750 New York Avenue, NW Washington, DC 20006 202/383-4810	Director	United States

ULLICO Inc.

Name	Address and Phone Number	ULLICO Title	Citizenship
Joseph T. Hansen	President United Food and Commercial Workers 1775 K Street, NW Washington, DC 20006 202/466-1555	Director	United States

Martin John Maddaloni	President United Association of Journeymen and Apprentices of the Plumbing & Pipefitting Industry of the US and Canada 901 Massachusetts Avenue, NW Washington, DC 20001 202/628-5823	Director	United States

Michael James Sullivan	President Sheet Metal Workers International Association 1750 New York Avenue, NW Washington, DC 20006 202/783-5880	Director	United States

Morton Bahr	President Communication Workers of America 501 Third Street, NW Washington, DC 20001 202/434-1110	Director	United States

Richard Louis Trumka	Secretary/Treasurer AFL-CIO 815 16th Street, NW Washington, DC 20006 202/637-5300	Director	United States

ULLICO Inc.

Name	Address and Phone Number	ULLICO Title	Citizenship
Richard Ravitch	President Ravitch, Rice & Company, LLC 610 Fifth Avenue Suite 420 New York, NY 10020 212/218-7880	Director	United States

Vincent Raymond Sombrotto	Retired 24 Sound View Drive Port Washington, NY 11050 516/883-5374	Director	United States

Edward Grebow	1625 Eye Street, NW Washington, DC 20006	President	United States

James Joseph Kennedy, Jr.	1625 Eye Street, NW Washington, DC 20006	SVP, Investment Sales, Marketing and Operations	United States

James McKee Paul	1625 Eye Street, NW Washington, DC 20006	SVP, Human Resources	United States

Mark Ernest Singleton	1625 Eye Street, NW Washington, DC 20006	SVP and Chief Financial Officer	United States

Terence Michael O’Sullivan	1625 Eye Street, NW Washington, DC 20006	Chairman & CEO Director	United States

Theodore Thomas Green	1625 Eye Street, NW Washington, DC 20006	SVP & General Counsel Assistant Secretary	United States

EXHIBIT B

EXECUTION COPY

November 11, 2003

Perini Corporation

73 Mt. Wayte Avenue

Framingham, Massachusetts 01701

Credit Suisse First Boston LLC

D.A. Devidson & Co.

Morgan Joseph & Co. Inc.

c/o	Credit Suisse First Boston LLC Elevon Madison Avenue New York, NY 10010-3629

Dear Sirs:

As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly marker for the common stock par value $1.00 (the “Securities”) of Perini Corporation, and any successor (by merger or otherwise) thereto, (the “Company”), the undersigned hereby agrees that from the date hereof and until 90 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement, except for the Securities, if any, owned beneficially by the undersigned which are included in the Underwriting Agreement, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer; sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse First Boston LLC, it will not, during the period commencing on the date hereof and ending 90 days after the Public Offering Date, make any demand for or exercise any right with respect to the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer. The restrictions contained in this Agreement shall not apply to (A) the Securities to be sold pursuant to the Underwriting Agreement, (B) transactions by any person relating to shares of Common Stock or other securities of the Company acquired in open market transactions after the completion of the offering of the Securities; (C) transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock of the Company as a bona fide gift or gifts; (D) transfers or distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable into Common Stock of the Company to affiliates (as defined in Rule 405 under the Securities Act); (E) if the signatory hereto is a partnership or corporation, a distribution to the partners or shareholders thereof, or (F) transfers by the signatory or its distributee or transferee of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock of the Company to a family member of such signatory or its distributee or transferee or trust created for the benefit of such signatory or its distributee or transferee or family member of such signatory or its distributee or transferee; provided, that in the case of any transfer or distribution pursuant to clauses (C) through (F), such transferee or distributee shall execute and deliver to CSFB an agreement to be bound by the restrictions set forth above prior to such transfer or distribution, as the case may be, and no filing by any party (transferor, transferee, distributor or distributee) under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution (other than filings that would be permitted to be, and are, made after the expiration of the 90-day period referred to above).

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void on the date of the following two events: (I) if the Public Offering Dare shall not have occurred on or before May 1, 2004 or (11) if the Registration Statement on form S-1 relating to the proposed offering is withdrawn.

Very truly yours,

/s/ Joseph Linehan
Name: Joseph Linehan